Exhibit J


[CITIGROUP SMITH BARNEY LOGO]

~$60k/year GE Water is also expanding it presence globally with new plants and investment in Eastern Europe, the Middle East and China. The business currently generates ~65% of revenues in the Americas, ~25% in Europe, and ~10% in the rest of the world.

The attractiveness of the water industry has drawn the attention of several companies in our coverage list, including ITT Industries, Danaher, GE, and SPX Corp. These companies have been attracted by the fragmented nature of the industry, the growing supply/demand imbalance, increased regulatory requirements, and new applications requiring higher levels of purification. All of these factors suggest that the industry could provide sustainable growth well above GDP for the foreseeable future, in our view. GE Water currently targets a $40 billion sub-segment of the $360 billion water industry (see table below). GE views these markets as the most attractive in the industry, given their above-average growth rates (2-3X GDP), high technology base, value-added service component, and low capital intensity/high ROIC. However, we would not rule out a move into other adjacent markets in the water industry at some point in the future. GE's chief competitors in these markets include Ondeo Nalco, U.S. Filter, and Ionics.

GE WATER TARGET MARKETS

 Waste Services                    $1B
 Environmental Services            $1B
 Smart Services                    $1B
 Contractual Services              $1B
 Chemicals & Services             $11B
 Filtration Consumables            $9B
 Modular Equipment                 $8B
 Customer Equipment                $5B
 Maintenance                       $1B
 TOTAL TARGETED MARKETS           $40B
Source:GE

GE SECURITY: SECURING A FOOTHOLD IN THE ATTRACTIVE SECURITY INDUSTRY
Industrial Systems President and CEO Lloyd Trotter outlined the steps his business has taken to integrate technology into the portfolio. Historically, a focused product offering of steady growth industrial businesses has defined Industrial Systems. We believe Interlogix, acquired in Q102, has established a profitable high-tech platform with products that can be marketed through existing channels.

Interlogix is a global leader in the electronic security technology industry. The focus of Interlogix is to provide customers with communication technology and security information that provides, life safety and lifestyle enhancements. The emergence of Homeland Security and web-enabled premises management has provided Interlogix with an opportunity to sell to residential and commercial end markets. The global security market is estimated at $127 billion and is divided into two segments: Service and Products. Service represents about $74 billion and Products represents about $53 billion of the global security market. The Products segment is divided into two segments: Electronics and Mechanical. GE is focusing on the $29 billion electronics segment. The company believes that the Electronics market can grow more than 10% and can deliver operating margins greater than 15%. GE's is targeting all of the major areas within the electronics segment of the security market, including Access Control, Intrusion, Fire Services, Video and Trace Detection/X-Ray.